Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Financial and Operating Results for 2008;
Revenues Up 22%, Production Up 10%, Resources Up 47% from 2007;

Interim CFO Dan Dickson Appointed Chief Financial Officer,
Conference Call Scheduled for Thursday, April 2, 11 AM PDT

Vancouver, Canada – April 1, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EXK: NYSE-Amex, EXK: NYSE-Alternext, EJD: DB-Frankfurt, and EDR: TSX) announced today its financial and operating results and audited year-end financial statements for 2008.

The financial results are expressed in US dollars (“US$”) and are based on Canadian generally accepted accounting practices (Canadian “GAAP”).  For a more detailed review, shareholders are referred to the 2008 Audited Financial Statements, Management Discussion and Analysis (“MD&A”) and Annual Information Form (“AIF”) at the Company’s website, www.edrsilver.com or on the SEDAR website, http://www.sedar.com/and to the SEC Form 40F filed on EDGAR at http://www.sec.gov/edgar.shtml.

Highlights 2008

•	Fourth consecutive year of rising mineral sales, up 22% to $39.3 million

•	Mine operating cash-flow jumped 44% to $11.5 million

•	Cash costs fell 4% to $9.03 per oz silver produced

•	Fourth consecutive quarter of falling cash costs, down 26% from Q1 to Q4 to $7.43 per oz silver

•	Fourth consecutive year of growing silver production, up 10% to 2.3 million oz

•	reserves decreased by 48% to 7.8 million oz.

•	Silver resources increased by 47% to 39.0 million oz

•	Fourth consecutive year of higher silver-equivalent reserves and resources, up 24% to 62.1 million oz

•
Silver production rose 38% from Q1 to Q4 to 695,000 as a result of the $12.6 million capital investment program of mine development and plant upgrades that facilitated the ramp-up of mine output and ore grades at Guanajuato and the increase of silver recoveries at Guanacevi

•	Silver-equivalent resources grew 24% in 2008 thanks to the $8.6 million exploration drilling program that expanded three known ore-bodies along the Santa Cruz vein and added new resources in the San Pedro area at Guanacevi, and expanded known resource areas in the Cebada mine area of the Veta Madre and added new resources in the Bolanitos mine area of the La Luz vein system at Guanajuato

•	Exciting new silver discoveries were made in the Noche Buena mine and Milache-Veronica-La Blanca prospect areas at San Pedro and in the Lucero, San Jose and Bolanitos veins at Bolanitos

Bradford Cooke, Chairman and CEO, commented, “Endeavour delivered another year of record financial and operating results in 2008, setting new Company standards for mineral sales, mine operating cash-flow, silver production and silver-equivalent reserves and resources. Endeavour not only posted its fourth consecutive year of growing silver production, up 10% to 2.3 million oz, Endeavour also recorded four consecutive quarters of falling cash costs, down 26% to US$7.43 per oz in Q4, 2008.”

“In 2009, shareholders can look forward to Endeavour’s fifth consecutive year of growing silver production, up +20% to the 2.7-2.9 million oz range.  Three new mines are now under development in Guanacevi and will commence production this year.  Cash costs are expected to continue in the US$7.50-$8.00 per oz range.  Assuming a US$12.50-$13.00 average silver price in 2009, Endeavour should generate in the order of US$12 to $16 million in mine operating cash-flow this year.”

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2008, the Company generated Mineral Sales totalling $39.3 million (2007 - $32.3 million) at an average sale price of $14.83 per oz (2007 - $13.23 per oz) on its silver production.   After Costs of Sales of $27.8 million (2007 - $24.3 million), Mine Operating Cash-flows amounted to $11.5 million (2007 - $8.0 million) from its mining and milling operations in Mexico.  After Depreciation and Depletion of $8.4 million (2007 - $4.7 million), Mine Operating Earnings were $3.1 million (2007 – $3.3 million) in 2008.  Cash costs were $9.03 per oz silver produced (2007 - $9.38), net of gold by-product credits.

Mineral Sales rose as a result of the higher silver production and silver prices in 2008, Costs of Sales were up due to the increased silver production and rising operating costs, Mine Operating Cash-flows increased thanks to the higher silver production and silver prices and lower Cash costs, and Mine Operating Earnings were down because of the higher Depreciation and Depletion.  Cash costs declined as a result of the plant upgrade programs that improved silver recoveries and the depreciation of the Mexican peso relative to the US dollar.  Depreciation and Depletion increased due to the higher capital asset balance related to the buy-out of the remaining 49% of Minera Santa Cruz SA de CV and the lower reserves.

The Operating Loss in 2008 was $12.9 million (2007 - $12.2 million) after Exploration costs of $8.6 million (2007 - $6.0 million), General and Administrative costs of $5.1 million (2007 - $4.8 million) and Stock Based Compensation costs of $2.3 million (2007 - $4.7 million).  The Loss Before Taxes for the year was $17.0 million (2007 - $9.5 million) after Foreign Exchange Loss of $1.5 million (2007 – Gain of $2.4 million), a Loss on Marketable Securities of $0.6 million (2007 – Gain of $0.7 million), an Impairment on Asset Backed Commercial Paper of $1.4 million (2007 - $1.3 million), an allowance for IVA Receivable of $0.8 million (2007 – Nil), a write off of uncollectible IVA of $0.1 million (2007 – Nil) and Investment and Other Income and Expenses of $0.3 million (2007 - $0.9 million).   The Company incurred a Net Loss for the year ended December 31, 2008 of $18 million (2007 - $12.2 million) after Income Tax Provision of $1 million (2007 - $1.2 million).

Endeavour invested US$12.6 million on capital projects in 2008, including US$6.8 million on mine development, US$3.7 million on plant improvements and US$2.1 million on equipment, vehicles and buildings. The main focus was on Guanacevi ($11.0 million) where over 5 km of underground mine development and a 290 meter ventilation shaft were completed and the leach, flotation and refining circuits were expanded at the Guanacevi plant.

As a result of the recently closed CA$3 million (US$2.4 million) Special Warrant offering and the CA$14 million (US$11 million) Subordinated Unsecured Redeemable Convertible Debenture offering, Endeavour is now well-positioned for both organic and acquisition growth in 2009. The offering was well over-subscribed and the Company now has US$15 million in working capital, some of which will be used to evaluate merger and acquisition opportunities.

Operating Results (Consolidated Table of Operations appended below)

In 2008, Endeavour achieved two important milestones in its silver mining operations:  the Company recorded its fourth consecutive year of growing silver production, up 10% from 2007 to 2,342,915 ounces (oz) silver; and cash costs declined for four consecutive quarters, down 4% from 2007 to $9.03 in 2008.

Like 2007, silver production in 2008 was relatively flat in the first two quarters, as management focused primarily on the capital investment programs at the Guanacevi Mines in Durango State, and the Guanajuato Mines in Guanajuato State, expanding the two operating mines and upgrading the two process plants. The Guanajuato Mines in particular enjoyed a substantial ramp-up in silver production last year due to the mine rehabilitation and shaft safety upgrade programs undertaken in the first half of 2008.

As a result of completing the capital projects, consolidated silver production rose from approximately 505,000 oz in Q1, 2008 to approximately 695,000 oz in Q4, 2008 and consolidated silver recoveries improved from 66% in Q1, 2008 to 82% in Q4, 2008.  Consolidated cash costs of production fell from US$11.09 per oz silver in the fourth quarter (Q4), 2007 to US$7.43 per oz silver in Q4, 2008.

At Guanacevi, plant throughput fell from 754 tonnes per day (tpd) in Q1 2008 to 634 tpd in Q4 2008 on a seven day work week. Ore grades, however, increased from 322 grams per tonne (gpt) silver and 0.60 gpt gold in Q1, 2008 to 346 gpt silver and 0.58 gpt gold in Q4, 2008, and metal recoveries also improved, resulting in record quarterly silver production in Q4, 2008.

At Guanajuato, plant throughput rose from 125 tonnes per day (tpd) in Q1, 2008 to 431 tpd in Q4, 2008, operating on a 6 day work week. Ore grades increased from 171 grams per tonne (gpt) silver and 1.54 gpt gold in Q1, 2008 to 188 gpt silver and 1.67 gpt gold in Q4, 2008 and metal recoveries also improved, resulting in record quarterly silver production in Q4, 2008.

Last year, the Company continued to make safety a primary focus, as demonstrated by management’s decision to close all of the production shafts at Guanajuato in January in order to upgrade them to North American safety standards.  This caused silver production to fall in the first half of the year but after the shafts were re-opened in June, the Guanajuato operations were able to quickly expand production through the latter half of the year.  In 2008, the Chairman’s Awards for both Safety Performance and Production Performance were awarded to the Guanajuato Mines operations team.  Safety teams are active at both mine-sites, safety training programs are held regularly at both operations and the direct results are safer working environments and fewer accidents.

Endeavour also focuses on maintaining high environmental standards and community relations at both operations.  New toxic waste storage facilities were constructed in 2008, tailings water is routinely recycled and we have a policy of zero emissions from our tailings facilities.  The Company focuses on enhancing the quality of life in the local communities through outreach programs that include community holiday celebrations, donations of labour, equipment and supplies for community projects and new employment opportunities and skills training programs.

Exploration Results

In 2008, Endeavour drilled 41,160 meters (135,000 feet) in 172 drill holes testing 14 silver prospects with an over-all exploration budget of $8.6 million. As a result, silver resources jumped 47% to 39.0 million oz and silver-equivalent reserves and resources rose 24% to 62.1 million oz compared to one year ago, after replacing the reserves depleted by mining in 2008 (assuming a 75:1 silver:gold ratio for the silver equivalents based on gold/silver prices in December 2008, not including any base metals as equivalents).

However, silver reserves fell 48% to 7.8 million oz due to a change in the estimation model and falling behind schedule on mine development.  Proven and probable reserves now total 7.8 million ounces (oz) silver (9.6 million oz silver-equivalents), indicated resources increased to 19.5 million oz silver (26.1 million oz silver-equivalents) and inferred resources climbed to 19.5 million oz silver (26.6 million oz silver-equivalents) as shown in the table below.

At Guanacevi, new silver resources were added to three ore-bodies within the Santa Cruz vein system, North Porvenir, Santa Cruz and Alex Breccia, all of which are located close to the operating Porvenir mine and all of which are now in development for production in 2009.  In the San Pedro area north of Guanacevi, initial resources were outlined near the historic Noche Buena mine and Milache-Veronica-La Blanca prospect areas and economically interesting silver-gold-lead-zinc mineralization was discovered in five separate high grade vein systems, three moderate grade manto systems, and one bulk tonnage, lower grade stock-work zone.

At Guanajuato, new silver resources were added in the Veta Madre and La Luz vein systems near the operating Cebada and Bolanitos mines.  North of Cebada, initial resources were expanded in the 3785 mineralized zone and in the Bolanitos area, new resources were outlined in the Bolanitos, Lucero, San Jose, Soledad, Perquitas and San Francisco veins.  The new Lucero and San Jose discoveries in particular stand out because management was able to move them from exploration last September to development in November to initial production in January, 2009.

In addition, Endeavour confirmed and expanded the poly-metallic resources on the El Cometa property, part of the Parral exploration project, through in-fill drilling.  Although zinc and lead appear to be approximately equal in value to silver and gold in the recently discovered Cometa mineralized zone, the base metals have been treated as by-product credits rather than silver-equivalents for the purposes of the Company’s silver resource estimate.

Visit Endeavour’s website or refer to the Company’s March 23rd, 2009 press release for December 31, 2008 updated reserves and resources table.

2009 Outlook

In 2009, Endeavour expects to deliver its fifth consecutive year of growing silver production, up by +20% to the 2.7-2.9 million oz range, and plus approximately 10,000 oz gold as a by-product. Like 2008, the first two quarters of silver production should be relatively flat, as the new capital projects get underway. However, silver production should jump in Q3 and Q4 of 2009, as the three new mines now under development at Guanacevi are expected to enter into production this year.

This year, management expects cash costs to average US$7.50-$8.00 per oz and to decline further as production ramps up by year-end. Assuming the average price of silver is US$12.50-$13.00 in 2009, Endeavour should generate in the order of US$12 to $16 million in mine operating cash-flow this year.

The Company plans to invest up to US$16.8 million in capital projects, with the focus once again on Guanacevi, where US$14.9 million has been allocated, mainly on new mine development (US$8.5 million), related mining equipment and facilities (US$4.9 million) and plant improvements (US$1.4 million). Approximately US$1.9 million is to be invested at Guanajuato to develop certain of the newly discovered mineralized zones (US$1.5 million) and expand the plant to 600 tpd (US$0.5 million).

Upon completion of the 2009 capital projects, the Guanacevi mines production is scheduled to reach 1000 tonnes per day (tpd), and the Guanajuato mines production is scheduled to reach 600 tpd.  The next phase of organic growth for Guanacevi and Guanajuato should see the mine and plant capacities rise to 1200 tonnes per day (tpd) at Guanacevi and 800 tpd at Guanajuato in 2010-2011.

In 2009, Endeavour plans a two-phase exploration program in order to grow the Company’s reserves and resources.  The focus will be on following up several of the new discoveries made near Endeavour’s two mining operations at Guanacevi and Guanajuato and testing several new prospective targets within those two districts.

The Phase 1 exploration program will include 10,700 meters of core in 36 diamond drill holes to target prospective mineralized zones along the Santa Cruz vein system and extensions of several veins, mantos and stock-works in the San Pedro area of Guanacevi; as well as drilling at three of the 2008 vein discoveries and two new vein prospect areas in the Cebada and Bolanitos areas of Guanajuato.  The Phase 2 exploration program will then focus on expanding the highest priority discovery areas in order to prepare them for an updated reserve/resource report at year-end.

Endeavour announces the appointment of Mr. Dan Dickson as its new Chief Financial Officer.  Mr. Dickson, the Company’s interim CFO for the past year and its Controller in 2007, worked with one of the big four accounting firms for five years prior to joining Endeavour.

Bradford Cooke, Chairman and CEO, commented, “I would like to congratulate Dan on moving from interim CFO to full-time CFO as part of Endeavour’s senior management team. Last year, Dan accepted the challenge of taking on the interim CFO position and he has more than proven himself as the best candidate for the job.  Mr. Dickson improved the quality and timeliness of our financial reporting and successfully managed all the financial responsibilities of our rapidly growing company.”

Endeavour also announces that on February 24, 2009, the Company received the final receipt for its recent short form prospectus from the applicable securities regulatory bodies.  The prospectus qualified the 2,311,540 units underlying the CA$3.0 million special warrant financing that closed on December 31, 2008.  A total of 2,311,540 common shares, 1,155,770 common share purchase warrants and 131,792 agent and finder warrants were issued pursuant to the prospectus.

The Company recently filed a Form F-3 with the SEC in relation to registering the 7,364,736 common shares to be issued and the 3,682,368 common share purchase warrants and 644,414 agent’s common share purchase warrants to be exercised upon conversion of the Convertible Debentures.

A telephone conference call to discuss the results will be held at 11:00 AM PDT (2:00 PM EDT) on Thursday, April 2, 2009. To participate in the telephone conference call, please dial the following:

•  800-396-7098  Canada and USA (Toll-free)
•  416-620-3447  Toronto area callers
•  No pass-code is necessary

A replay of the conference call will be available by dialing 1-800-408-3053 in Canada & USA (Toll-free) or 416-695-5800  in the Toronto area. The required pass-code is 6251185.  A podcast and simultaneous webcast of the conference call will be available on the home-page of the company's website, www.edrsilver.com.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of aggressive silver production and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2009, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
(expressed in thousands of US dollars, except for shares and per share amounts)

Sales	$39,302	$32,319	$15,671

Cost of sales	27,802	24,335	9,174
Depreciation and depletion	8,383	4,682	2,639
Exploration	8,570	5,967	400
General and administrative	5,078	4,836	3,009
Stock-based compensation	2,349	4,681	3,413
Earnings (loss)	(12,880)	(12,182)	(2,964)

Foreign exchange gain (loss)	(1,452)	2,427	494
Income (loss) from property option interest	-	-	122
Realized gain (loss) on marketable securities	(637)	665	176
Impairment on asset backed commercial paper	(1,394)	(1,327)	-
Allowance for value added tax	(800)	-	-
Write off of value added tax	(145)	-	-
Investment and other income	305	867	789

Loss before taxes and other items	(17,003)	(9,550)	(1,383)
Non-controlling interest	-	(1,483)	(1,156)
Income tax recovery (provision)	(1,001)	(1,169)	(1,409)
Net loss for the period	(18,004)	(12,202)	(3,948)

Basic and diluted loss per share based on net loss	$(0.37)	$(0.27)	$(0.10)

Weighted average number of shares outstanding	49,032,192	45,441,128	37,713,913

ENDEAVOUR SILVER CORP.
CONSOLIDATED TABLE OF OPERATIONS

	Plant T'put	Grade		Recovered ounces		Recoveries		Cash cost
Period	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	per oz $
Production 2007 Year:
Q1, 2007	47,781	427	0.88	490,986	1,020	74.8	75.1	5.45
Q2, 2007	58,060	290	0.99	430,248	1,481	74.8	76.4	9.67
Q3, 2007	94,469	281	0.80	577,384	1,804	67.8	74.4	10.64
Q4, 2007	91,251	319	0.85	636,866	2,122	68.0	80.4	11.09
Total	291,561	319	0.87	2,135,484	6,427	70.4	76.8	9.38
Production 2008 Year:
Q1, 2008	78,157	304	0.71	504,669	1,433	66.2	79.8	10.01
Q2, 2008	86,391	257	0.77	517,077	1,705	72.8	83.0	9.62
Q3, 2008	96,721	270	0.93	625,094	2,465	75.4	84.9	9.55
Q4, 2008	90,927	288	0.98	696,615	2,416	82.1	88.4	7.43
Total	352,196	279	0.85	2,343,455	8,019	74.4	84.2	9.03

YTD 2008 : YTD 2007	21%	-12%	-1%	10%	25%	6%	10%	-4%